Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION CONFIRMS CDN $0.04 CASH DIVIDEND
PAYABLE FEBRUARY 17, 2015

(Calgary, January 12, 2015) - Pengrowth Energy Corporation today announced that its February 17, 2015 cash dividend will be Cdn $0.04 per common share. The ex-dividend date is January 20, 2015. The dividend will be payable to all shareholders who hold Pengrowth shares at the close of business on the record date of January 22, 2015.

The dividend of Cdn $0.04 per common share is equivalent to approximately U.S. $0.034 per common share using a Canadian/U.S. dollar exchange rate of Cdn $1.00:U.S. $0.838. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. In light of the recent decline in crude oil and natural gas prices, Pengrowth’s Board and management continue to evaluate the appropriate level of capital investment and dividends aimed at ensuring its financial health. Full details of this evaluation and Pengrowth’s 2015 capital program will be announced prior to its 2015 Investor Day which will be held in Calgary on Thursday, January 22, 2015 beginning at 9:00 a.m. Mountain Time (MT).

Members of Pengrowth’s senior executive team will provide an update on the company’s operations, short and long-term development strategies as well as providing details on the company’s 2015 capital budget.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com

Advisory:

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: future dividends and 2015 capital investment program and the announcement thereof prior to the Company’s 2015 Investor Day.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading "Business Risks" in our most recent year-end Management's Discussion and Analysis, and in our most recent financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.